FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 11, 2011

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES A NATIONAL ROAMING
AGREEMENT WITH ISRAELI NEW UMTS OPERATOR

NETANYA, Israel, October 11, 2011 – Cellcom Israel Ltd. (NYSE: CEL) (the “Company”) announced today that it entered a national roaming agreement with Golan Telecom Ltd., an Israeli new UMTS operator, or Golan, under which the Company shall provide Golan national roaming services and shall also enable Golan with cell sites sharing.

For additional details see the Company's most recent annual report on Form 20-F for the year ended December 31, 2010, under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We operate in a heavily regulated industry, which can harm our results of operations" and " We face intense competition in all aspects of our business” as well as under “Item 4. Information on the Company – B. Business Overview –Competition" and “Government Regulations –– Additional UMTS Operators”, the Company's immediate report regarding the Company's results of operations in the first quarter of 2011 on form 6-K dated May 16, 2011, under "Other developments during the first quarter of 2011 and subsequent to the end of the reporting period – New UMTS Operators" and the Company's immediate report regarding the Company's results of operations in the second quarter of 2011 on form 6-K dated August 8, 2011, under "Other developments during the second quarter of 2011 and subsequent to the end of the reporting period – Regulation – Cell Site Sharing" and "New UMTS Operators".

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.366 million subscribers (as at June 30, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel& US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	October 11, 2011	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel